Filed by UAL Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Continental Airlines, Inc.

Commission File No.: 1-10323

News Release

Worldwide Press Office: media.relations@united.com

United Airlines President John Tague, CFO Kathryn Mikells
to Leave United Following Successful Close of Merger
with Continental Airlines

Graham Atkinson, President Mileage Plus, and Rosemary Moore, SVP Corporate and Government Affairs, also to leave at close

CHICAGO, July 27, 2010 –  UAL Corporation (Nasdaq: UAUA), the holding company whose primary subsidiary is United Airlines, announced today that John Tague, president of United Airlines, and Kathryn Mikells, chief financial officer, will leave the company following the close of its planned merger with Continental Airlines. Additionally, United announced that Graham Atkinson, president of Mileage Plus and Rosemary Moore, senior vice president of corporate and government affairs, also are leaving the company upon close of the merger.

United Chairman and CEO Glenn Tilton, who will become non-executive chairman of the new company, said: “We are fortunate at United to have built an exceptional management team, focused on creating a strong company that will benefit our customers, our shareholders and our people. We are doing that, and our full management team will continue to execute against our performance agenda for the next several months. On the occasion of the proposed merger with Continental, this team that will leave the company following close does so with the appreciation of our board, our colleagues and all our stakeholders, for their significant contributions.”

Jim O’Connor, United’s lead director who has served on the United board for 26 years, noted that the leadership team Tilton put together at United shares a commitment to returning United to industry leadership.

"The enthusiasm and ‘can do’ spirit of this management team helped to produce breakthrough gains at United during one of the toughest periods in the company's history. Never satisfied with the status quo, this team has given all of us a glimpse of just how good we can become,” O’Connor said.

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News Release

John Tague

Tague joined the company in 2003 while United was restructuring under Chapter 11 protection as executive vice president of customer and has held several leadership positions, including chief operating officer. As president, he has P&L responsibility for the airline and has all airline management functions. Additionally, he has all revenue and customer responsibilities. In the last year, United has delivered a $1.2 billion revenue improvement, generated a $750 million profit improvement, tightly managed its costs and increased its margin by 16 points, delivering the industry’s leading profit margin year to date. Since assuming his current responsibilities, United’s customer satisfaction has improved by 70 percent domestically and on-time performance has gone from worst to first -- United continues to lead the network carriers in on-time performance, a position it held for the full year 2009.

"John has played a critical and unique role in the dramatic turnaround of United. To effect the magnitude of change required to be successful, we have been unafraid to challenge conventional wisdom and to be bold in our decisions -- and John personifies those characteristics," Tilton said. "John's vision for what is possible and his ability to lead consistent performance improvement have changed the way we operate and transformed our competitive position and trajectory."

“Without a doubt, my time with United is my most professionally rewarding experience to date. Being a member of the team that successfully led United through a $23 billion restructuring provided me with a foundational experience to build upon and help United achieve its potential. Receiving the mandate to create a step change in United’s performance gave me the opportunity to rethink the way we do business, drive systemic improvement and build a phenomenal management team that is continuing to innovate and delivering industry-leading results,” said Tague.  "With the proposed merger with Continental, United will once again be the world's leading airline, and we will have achieved what we set out to do for our people, our investors, our customers and the communities we serve. This will be, for me personally, the perfect time to move on to the next challenge in my career, knowing that United is set on the best course for long-term success and a strong future."

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News Release

Kathryn Mikells

Mikells joined United in 1994 and has held numerous leadership positions. As CFO, she oversees all corporate finance functions and also is responsible for mergers and acquisitions, fleet planning, corporate development and strategy and investor relations. She played a significant role in United’s restructuring, helping to coordinate the case, and as treasurer restructured the company’s debt portfolio and ensured it had the financing needed to exit. As the head of investor relations, she helped reposition United with the financial analysts and investors. She was named CFO when United faced significant financial challenges, including high oil prices and dealing with the effect of a devastating recession, and led the company’s efforts to increase its cash, improve its hedge book, order new aircraft and negotiate a merger with Continental.

“Kathryn has become one of the best CFOs in any industry and has been my partner in the pursuit and negotiation of the deal that delivered the best merger partner, on the best terms, for our company.  Kathryn’s considerable skills are a perfect match to her role leading strategy work, which included consolidation and risk management at United, and she drove the extraordinary improvement in our liquidity position as we worked through the financial crisis, including establishing the best fuel hedge book in the industry,” Tilton said. “In all of her assignments, Kathryn has consistently performed at the highest level and set the stage for those who followed her. She will play an important role as we continue to improve our competitive position and in the integration of our two companies through the steering committee.”

“I am proud to have played a pivotal role in United’s extraordinary turnaround and the merger that will create the world’s preeminent airline.  I have always been energized by the positive attitude of our management team, especially during challenging times in our industry, and the finance team is no exception,” Mikells said. “From raising $4 billion in financings to supporting the work that has delivered the best cost reductions in the business, the team has been focused on taking the right actions to turn our performance around and our second quarter results are the clear evidence of that work.  I look forward to building on the experiences of the last 16 years and take with me the strong relationships developed with colleagues, investors and with the financial community.  I can’t imagine leaving on a higher note, and look forward to the next chapter of my career.”

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Graham Atkinson

Atkinson joined United in 1991 and has held key customer-facing leadership roles, including senior vice president of Worldwide Sales and Alliances, senior vice president of International, senior vice president of Marketing, and most recently president of Mileage Plus, where he is responsible for developing Mileage Plus as a stand-alone business and ensuring that United is well positioned to address the changing landscape of loyalty programs and meet the needs of the company's most loyal customers.

“Graham has been a passionate advocate for the voice of the customer at United.  His breadth of experience in all aspects of the customer proposition – from marketing, sales, the customer experience and loyalty programs – has been of great benefit to United as we have prioritized and repositioned our customer focus,” said Tilton. “In his role with our alliance partners and in the development of our international business, Graham has also been instrumental in building important relationships that have afforded us the opportunity to grow our global presence with the best partners in the industry.”

“United is a dramatically different company today than it was even five years ago. We have extended our network and our partnerships worldwide. We have changed the way we sell our product, transforming our sales force and delivery channels, and, most importantly, are putting the customer front and center,” Atkinson said. “We have built the industry’s best loyalty program in Mileage Plus, which will only get better for our customers upon our merger with Continental, extending earning and redeeming possibilities.”

Rosemary Moore

Moore joined United in 2002, having worked with Tilton at Texaco and Chevron. Moore has led efforts to support business objectives and enhance the company’s image and reputation through government relations, corporate responsibility and strategic communications, including media relations, employee communications and investor relations.

“Rosemary’s ability to connect across constituents and leverage opportunities to build relationships and further our business agenda and reputation has done much to change the perception and credibility of our company,” Tilton said.  “Having worked closely with Rosemary at Texaco and at Chevron after the merger, and knowing her extensive experience in other industries with significant challenges, she was my first hire at United, bringing with her much-needed capability and sound judgment to our communications and interactions with our key stakeholders.  Rosemary played a key role as we moved through our highly visible and complex restructuring, took on tough industry issues that constrained our ability to meet our goals and made equally tough decisions to transform our company.”

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“There is no other industry that has the unique challenges of the airline industry and working with Glenn and the team to transform United and, at the same time, relentlessly press for industry reform, has been work I enjoy,” Moore said. “There is nothing better than working on difficult issues with a great team, and it is terrific to see all that we have accomplished and go on to another opportunity to contribute.”

About United
United Airlines, a wholly-owned subsidiary of UAL Corporation (Nasdaq: UAUA), operates approximately 3,400* flights a day on United and United Express to more than 230 U.S. domestic and international destinations from its hubs in Los Angeles, San Francisco, Denver, Chicago and Washington, D.C.  With key global air rights in the Asia-Pacific region, Europe and Latin America, United is one of the largest international carriers based in the United States.  United also is a founding member of Star Alliance, which provides connections for our customers to 1,089 destinations in 178 countries worldwide.  United's 46,000 employees reside in every U.S. state and in many countries around the world.  United ranked No. 1 in on-time performance† for domestic scheduled flights for 2009 among America’s five largest global carriers, as measured by the Department of Transportation and published in the Air Travel Consumer Report for 2009.  News releases and other information about United can be found at the company's Web site at united.com, and follow United on Twitter @UnitedAirlines.
*Based on United's forward-looking flight schedule for January 2010 to December 2010.
# # #

†According to preliminary industry results provided by the five largest U.S. global carriers based on available seat miles, enplaned passengers or passenger revenue, United ranked highest in on-time performance for domestic scheduled flights as measured by the U.S. DOT (flights arriving within 14 minutes of scheduled arrival time) between January 1 and June 30, 2010, when compared to such U.S. global carriers, which includes Delta (including its Northwest subsidiary), American, Continental and US Airways.

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News Release

Important Information For Investors And Stockholders

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger of equals transaction between UAL Corporation (“UAL”) and Continental Airlines, Inc. (“Continental”) will be submitted to the respective stockholders of UAL and Continental for their consideration.  In connection with the proposed transaction, UAL has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 that includes a preliminary joint proxy statement of Continental and UAL that also constitutes a prospectus of UAL.  UAL and Continental also plan to file other documents with the SEC regarding the proposed transaction.  UAL AND CONTINENTAL URGE INVESTORS AND SECURITY HOLDERS TO READ THE PRELIMINARY JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT WILL BE FILED WITH THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS) CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and stockholders may obtain free copies of the preliminary joint proxy statement/prospectus and other documents containing important information about UAL and Continental (including the definitive joint proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by UAL will be available free of charge on UAL’s website at www.united.com under the tab “Investor Relations” or by contacting UAL’s Investor Relations Department at (312) 997-8610.  Copies of the documents filed with the SEC by Continental will be available free of charge on Continental’s website at www.continental.com under the tab “About Continental” and then under the tab “Investor Relations” or by contacting Continental’s Investor Relations Department at (713) 324-5152.

UAL, Continental and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction.  Information about the directors and executive officers of Continental is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 23, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  Information about the directors and executive officers of UAL is set forth in its proxy statement for its 2010 annual meeting of stockholders, which was filed with the SEC on April 30, 2010, and the preliminary joint proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on June 25, 2010.  These documents can be obtained free of charge from the sources indicated above.  Additional information regarding the participants in the proxy solicitation may also be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect Continental’s and UAL’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, Continental’s and UAL’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, objectives, expectations and intentions with respect to future operations and services; approval of the proposed transaction by stockholders and by governmental regulatory authorities; the satisfaction of the closing conditions to the proposed transaction; and the timing of the completion of the proposed transaction.

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All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of Continental and UAL and are difficult to predict.  Examples of such risks and uncertainties include, but are not limited to, (1) the possibility that the proposed transaction is delayed or does not close, including due to the failure to receive required stockholder or regulatory approvals, the taking of governmental action (including the passage of legislation) to block the transaction, or the failure of other closing conditions, and (2) the possibility that the expected synergies will not be realized, or will not be realized within the expected time period, because of, among other things, significant volatility in the cost of aircraft fuel, the high leverage and other significant capital commitments of Continental and UAL, the ability to obtain financing and to refinance the combined company’s debt, the ability of Continental and UAL to maintain and utilize their respective net operating losses, the impact of labor relations, global economic conditions, fluctuations in exchange rates, competitive actions taken by other airlines, terrorist attacks, natural disasters, difficulties in integrating the two airlines, the willingness of customers to travel by air, actions taken or conditions imposed by the U.S. and foreign governments or other regulatory matters, excessive taxation, further industry consolidation and changes in airlines alliances, the availability and cost of insurance and public health threats.

UAL and Continental caution that the foregoing list of factors is not exclusive. Additional information concerning these and other risk factors is contained in Continental’s and UAL’s most recently filed Annual Reports on Form 10-K, subsequent Quarterly Reports on Form 10-Q, recent Current Reports on Form 8-K, and other SEC filings.  All subsequent written and oral forward-looking statements concerning Continental, UAL, the proposed transaction or other matters and attributable to Continental or UAL or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither Continental nor UAL undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

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